Exhibit 4. Organizational Structure

Exhibit 4-1: Organization Chart

(Effective on July 1, 2020)


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Supervisory Committee
Personnel Council
President
Managing Directors Meeting
Directors and General Managers Meeting
Internal Audit Division
Credit Rating Council
Chief Compliance Officer
Rating Criteria Committee
Compliance Management Division
Rating Committee
Rating Planning Dept.
Rating Administration Dept.
Hybrid Finance Dept.
Financial Institution Rating Dept.
Corporate Rating Dept. I
Medical & Educational Institution Rating Division
Corporate Rating Dept. II
SME Rating Division
Public Sector Rating Dept.
Structured Finance Dept. I
Structured Finance Dept. II
Structured Finance Dept. III
International Dept.
Sustainable Finance Evaluation Dept.
Information Services Dept.
Translation Division
Relationship Management Dept.
Strategic Marketing Dept.
Corporate Management & Planning Dept.
Financial Technology Division
Research Division

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-2: Organization/ Responsibilities

Department/ Division	Area of Responsibility	Head of Department/ Division/ Group
Internal Audit Division	Internal audit for all Departments, divisions and groups of the company	Division Manager/ Tetsuya Yamamoto
Compliance Management Division	Assistance to the Chief Compliance Officer	Division Manager/ Takefumi Emori
Rating Planning Dept.	Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings	General Manager, Head/ Kenji Sumitani
Rating Administration Dept.	Providing administrative services to rating-related Committees and rating operations	General Manager, Head/ Kenji Sumitani
Hybrid Finance Dept.	Assisting other rating Departments' rating operations concerning evaluation of hybrid financial instruments	General Manager, Head/ Kiichi Sugiura
Financial Institution Rating Dept.	Rating operations on financial institutions, Research and study on the financial industry, Management of Public Sector Group	General Manager, Head/ Shozo Matsumura
Corporate Rating Dept. I	Rating operations for residents (mainly non-manufacturing), Management of Medical & Educational Institution Rating Division	General Manager, Head/ Mikiya Kubota
Medical & Educational Institution Rating Division	Rating operations on medical and educational institutions	Division Manager/ Shigenobu Tonomura
Corporate Rating Dept. II	Rating operations for residents (mainly manufacturing), Management of SME Rating Division	General Manager, Head/ Shigenobu Tonomura
SME Rating Division	Rating operations on small and medium sized enterprises (SMEs)	Division Manager/ Mikiya Kubota
Public Sector Rating Dept.	Rating operations on the public sector, Research and studies on the public sector	General Manager, Head/ Mikiya Kubota
Structured Finance Dept. I	Rating operations for Asset Backed Securitization, Research and study on the Asset Backed Securitization.	General Manager, Head/ Yoshinori Namioka
Structured Finance Dept. II	Rating operations for Real Estate & J-REIT, Research and study on the Real Estate & J-REIT.	General Manager, Head/ Shigeo Sugiyama
Structured Finance Dept. III	Rating operations for project finance, asset finance, domestic and cross boarder syndicated loan, etc., Research and study on the project finance, asset finance, domestic and cross boarder syndicated loan, etc.	General Manager, Head/ Yoshinori Namioka
International Dept.	Rating operations for non-resident entities	General Manager, Head/ Toshihiko Naito
Sustainable Finance Evaluation Dept.	Evaluating Green bonds and other ESG factors, Research and study on Green bond, ESG and other related issues	General Manager, Head/ Atsuko Kajiwara
Information Services Dept.	Providing rating information, planning, editing, publication, and selling of published matters issued by the Company	General Manager, Head/ Shoji Yamamoto
Translation Division	English translation of published matters and in-house documents	Division Manager/ Shoji Yamamoto
Relationship Management Dept.	Promotion of rating business for specific bonds and other bonds, Promotion of business, such as consignment research and studies and other items, Planning related to fees and handling charges, such as rating fees and others	General Manager, Head/ Kazuhiro Hatano
Strategic Marketing Dept.	Strategic planning and promotion of new areas and products including project finance, asset finance, domestic and cross boarder syndicated loans etc.	General Manager, Head/ Fumihiro Honda
Corporate Management & Planning Dept.	Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting, Items related education and training of employees	General Manager, Head/ Akira Fujitsuka
Financial Technology Division	Planning of items related to systems for rating	Division Manager/ Hiroyuki Ikeuchi
Research Division	Research and study on politic, economic and financial situation in and outside Japan	Division Manager/ Koichi Tajima

(Effective on October 5, 2020)

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-3:
Directors' Areas/Departments of Responsibilities

Director	Areas/Departments of Responsibilities
Shokichi Takagi President	Overall
Takuro Shimada Managing Director	Ratings Matters directly requested from the President
Haruki Iinuma Director	Outside Director
Shigeo Kusuoka Director	Outside Director
Kiichiro Masui Director	Outside Director

Executive Officers' Areas/Departments of Responsibilities

Executive Officer	Areas/Departments of Responsibilities
Shozo Matsumura Managing Executive Officer	Rating Departments Chief Rating Officer Financial Institution Rating Department (as a General Manager, Head) Matters directly requested from the President
Kazuhiro Hatano Managing Executive Officer	Relationship Management Department (as a General Manager, Head) Strategic Marketing Department Matters directly requested from the President
Yoshinori Namioka Executive Officer	Structured Finance Department I (as a General Manager, Head) Structured Finance Department III (as a General Manager, Head) Matters directly requested from the President

(Effective on June 15, 2020)

JCR does not register the class of asset backed securities as a NRSRO ratings.